Exhibit 23.1

We consent to the inclusion in the Quarterly Report of Nanophase Technologies Corporation and subsidiaries on Form 10-Q for the period ended June 30, 2009 of references to our Valuation Report relating to the estimation of fair value of certain auction rate securities held by the Company as of June 30, 2009 and to references to our firm’s name therein.

Houlihan Smith & Company, Inc.

Chicago, Illinois

August 04, 2009